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                                March 22, 2024

       Darren Zeidel
       EVP and General Counsel
       Aon plc
       Metropolitan Building
       James Joyce Street
       Dublin 1, Ireland D01 K0Y8

                                                        Re: Aon plc
                                                            Registration
Statement on Form S-4
                                                            Filed February 26,
2024
                                                            File No. 333-277342

       Dear Darren Zeidel:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       The Transaction
       Structure of the Transaction, page 41

   1. Please revise the pre- and post-merger organizational charts presented in this section to include specific detail
on the entities participating in the merger, including jurisdictions of incorporation and
percentage of ownership. Revise to show what percentage of the combined company will
be owned by current shareholders of Aon and NFP. In addition, within the existing
chart or a separate chart include information about the following entities and their
respective shareholders as applicable: (1) the NFP Parent Co., LLC, (2)
                                                        NFP Holdings, LLC, (3)
NFP Intermediate Holdings A Corp., and (4) NFP Ultimate
                                                        Parent and their
ownership. Identify the shareholders of the NFP Ultimate Parent or advise.
 Darren Zeidel
Aon plc
March 22, 2024
Page 2
Accounting Treatment of the Transaction, page 55

2. We note that you have not included historical financial statements for NFP and related pro forma financial information. Please provide us with your significance test calculations and
       an accompanying analysis supporting your determination that NFP   s
financial statements
       and pro forma information are not required pursuant to Rule 3-05 and
Article 11 of
       Regulation S-X. In your response, include the following:
           Provide us with the details of your calculations and amounts used for each test and further, specify the dates that the amounts used in your calculations are based upon.
           In regards to the investment test calculation, clarify how you determined the aggregate worldwide market value.
3. We note your disclosure on page 45 indicates a fixed purchase price of $12.75 billion.
       However, we also note disclosure in your Form 8-K filed on December 20, 2023 indicates a total estimated purchase price of $13.4 billion. Please tell us and revise your disclosures to clarify which is the final estimated purchase price. In addition, tell us and explain which purchase price amount you used in connection with your investment significance test above.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarmad Makhdoom at 202-551-5776 or Lory Empie at 202-551-3714 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                              Sincerely,
FirstName LastNameDarren Zeidel
                                                              Division of
Corporation Finance
Comapany NameAon plc
                                                              Office of Finance
March 22, 2024 Page 2
cc:       Jin Baek, Esq.
FirstName LastName